SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: October 20, 2008

BARCLAYS PLC and

BARCLAYS BANK PLC

(Registrant’s Name)

1 Churchill Place

London E14 5HP

England

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2008.

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2008. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2008
‘000
Share capital of Barclays PLC
Authorised ordinary share capital – shares of £0.25 each	9,996,000
Authorised staff shares – shares of £1 each	1,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each	150,000
Authorised preference share capital – shares of €100 each	400
Authorised preference share capital – shares of ¥10,000 each	400

Ordinary shares – issued and fully paid shares of £0.25 each (1)	6,567,992
Staff shares-shares issued at £1 each	0
Preference shares – issued and fully paid shares of £100 each	0
Preference shares – issued and fully paid shares of U.S.$100 each	0
Preference shares – issued and fully paid shares of U.S.$0.25 each	0
Preference shares – issued and fully paid shares of €100 each	0
Preference shares – issued and fully paid shares of ¥10,000 each	0

Group Shareholders’ equity	£ million
Called up share capital (1)	1,642
Share premium account (1)	72
Other reserves	(198)
Retained earnings	20,965
Less: treasury shares	(192)

Shareholders’ equity excluding minority interests	22,289
Minority interests	10,533

Total Shareholders’ equity	32,822

Group indebtedness (2)
Subordinated liabilities (3)	21,583
Debt securities in issue(4)	115,739

Total indebtedness	137,322

Total capitalisation and indebtedness	170,144

Group contingent liabilities
Acceptances and endorsements	473
Guarantees and assets pledged as collateral security	51,439
Other contingent liabilities	9,804

Total contingent liabilities	61,716

Notes:

1.

In the period from and including 1st July 2008 to, and including, the date of this filing, the issued ordinary share capital increased from 6,567,992,036 to 8,370,444,743, causing an increase in the called up share capital of the Group from £1,642 million to £2,093 million and an increase in the share premium account of the Group from £72 million to £4,040 million.

2.	“Group indebtedness” includes interest accrued as at 30th June 2008 in accordance with International Financial Reporting Standards.
3.

On 3rd July 2008, Barclays PLC redeemed JPY 5,500,000,000 Floating Rate Subordinated Step-up Callable Notes due 2013. On 4th September 2008, Barclays PLC redeemed A$150,000,000 Floating Rate Subordinated Notes due 2013 and A$100,000,000 5.93 per cent. Subordinated Notes due 2013. On 11th September 2008, Barclays PLC redeemed US$1,000,000,000 Floating Rate Subordinated Notes due 2013.

4.	In addition to this there were £66,482 million of debt securities in issue accounted on a fair value basis as at 30th June 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC

By:	/s/ Patrick Gonsalves

	Name:	Patrick Gonsalves
	Title:	Deputy Secretary

BARCLAYS BANK PLC

By:	/s/ Patrick Gonsalves

	Name:	Patrick Gonsalves
	Title:	Joint Secretary

Date: October 20, 2008